Exhibit 99.2

Bitfarms Schedules Fourth Quarter and Full Year 2024 Conference Call on March 27, 2025

Toronto, Ontario (March 19, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global Bitcoin and vertically integrated data center company, will report its fourth quarter and full year 2024 financial results on Thursday, March 27 before the market opens. Management will host a conference call on the same day at 8:00 am EST. All Q4 2024 materials will be available before the call and can be accessed on the ‘Financial Results’ section of the Bitfarms investor site.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin and vertically integrated data center company that sells its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers.

Bitfarms currently has 15 operating Bitcoin data centersin four countries: the United States, Canada, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://x.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Investor Relations Contacts:

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Caroline Brady Baker

Director, Communications

cbaker@bitfarms.com